UNITED STATES
                  SECURITIES AND EXCHANGE COMMISSION
                        Washington, D.C. 20549

                             SCHEDULE 13D

              Under the Securities Exchange Act of 1934
                          (Amendment No. 8 )*

                  Public Storage Properties XVI, Inc.
                           (Name of Issuer)

                         Common Stock Series A
                    (Title of Class of Securities)

                             744616 10 3
                            (CUSIP Number)

       David Goldberg, 701 Western Avenue, Suite 200, Glendale,
             California 91201-2397, 818/244-8080, ext. 529
      ---------------------------------------------------------
            (Name, Address and Telephone Number of Person
          Authorized to Receive Notices and Communications)

                         October 28, 1996
       (Date of Event which Requires Filing of this Statement)

   If the filing person has previously filed a statement on
   Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule
   13d-1(b)(3) or (4), check the following box [   ].

   Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

   NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

   *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

   The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                             SCHEDULE 13D

   CUSIP No. 744616 10 3

   1    Name of Reporting Person
        S.S. or I.R.S. Identification No. of Above Person

             Public Storage, Inc.

   2    Check the Appropriate Box if a Member of a Group*
                                          a. [ ]
                                          b. [ ]

   3    SEC Use Only

   4    Source of Funds*
             WC, BK

   5    Check Box if Disclosure of Legal Proceedings is Required
        Pursuant to Items 2(d) or 2(e)    [  ]

   6    Citizenship or Place of Organization
             California

   NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
   WITH
                  7    Sole Voting Power
                       629,398

                  8    Shared Voting Power
                       N/A

                  9    Sole Dispositive Power
                       628,650

                  10   Shared Dispositive Power
                       N/A

   11   Aggregate Amount Beneficially Owned by Each Reporting
        Person
             629,398

   12   Check Box if the Aggregate Amount in Row (11) Excludes
        Certain Shares*                   [  ]

   13   Percent of Class Represented by Amount in Row (11)
             21.25%

   14   Type of Reporting Person*
             CO

             The Statement on Schedule 13D dated November 21, 1995, as amended and restated by Amendment No. 1 dated March 18, 1996 and Amendment No. 2 dated April 8, 1996 and amended by Amendment No. 3 dated May 16, 1996, Amendment No. 4 dated July 12, 1996, Amendment
   No. 5 dated August 12, 1996, Amendment No. 6 dated September 5,
   1996 and Amendment No. 7 dated September 18, 1996 (the "Schedule 13D") filed by Public Storage, Inc. (the "Reporting Person"), relating to the Common Stock Series A, par value $.01 per share (the "Common Stock Series A" or the "Series A Shares"), of Public Storage Properties XVI, Inc., a California corporation (the "Issuer"), is amended by this Amendment No. 8 as set forth below. Defined terms that are not defined herein have the meanings assigned to those terms in the Schedule 13D.

   Item 3.   Source and Amount of Funds or Other Consideration

             The 562,250 Series A Shares acquired by the Reporting Person (as of October 28, 1996) other than in the Merger were purchased for an aggregate cost (including fees) of approximately $9,301,187, with funds obtained from the Reporting Person's working capital or borrowed under the Reporting Person's Credit Agreement by and among the Reporting Person, Wells Fargo Bank, National Association, as agent, and the financial institutions party thereto dated as of May 22, 1995 (incorporated by reference from the Reporting Person's quarterly report on Form 10-Q for the quarterly period ended June 30, 1995), all of which borrowings have since been repaid.

   Item 5.   Interest in Securities of the Issuer

             As of October 28, 1996, the Reporting Person beneficially owned 629,398 Series A Shares, representing approximately 21.25% of the 2,962,348 Series A Shares outstanding. The Reporting Person has the sole power to vote all of these shares, has the sole power to dispose of 628,650 of those shares, and has no power to dispose of 748 of these shares.

             During the period commencing September 19, 1996 (i.e., after the date of the last transaction reported in the Schedule 13D) and ending October 28, 1996, the Reporting Person engaged in the following acquisitions of Series A Shares at the following prices (not including commissions):

                          No. of                          Price
                          Series A     Type               per
          Transaction     Shares       of                 Series A
          Date            Bought       Transaction        Share
          -----------     --------     -----------        --------

          9/19/96           900        open market        $19.00
          9/20/96         1,200        open market        $19.125
          9/23/96         1,700        open market        $19.125
          9/24/96           600        open market        $19.125
          9/25/96           700        open market        $19.125
          9/26/96           500        open market        $19.00
          9/30/96           500        open market        $19.125
          10/01/96        2,200        open market        $19.125
          10/02/96        2,200        open market        $19.125
          10/03/96        2,200        open market        $19.125
          10/04/96        1,500        open market        $19.00
          10/07/96        1,100        open market        $18.875
          10/08/96        1,400        open market        $18.875
          10/09/96          800        open market        $18.875
          10/10/96          400        open market        $18.875
          10/11/96        1,600        open market        $18.875
          10/14/96          800        open market        $18.875
          10/15/96          800        open market        $18.875
          10/16/96        3,500        open market        $19.125
          10/16/96          200        open market        $18.875
          10/17/96          800        open market        $19.00
          10/18/96          400        open market        $18.875
          10/21/96          500        open market        $18.875
          10/22/96          800        open market        $19.00
          10/22/96          100        open market        $18.875
          10/23/96          900        open market        $19.00
          10/24/96          300        open market        $19.00
          10/24/96          300        open market        $18.875
          10/25/96          100        open market        $19.00
          10/28/96          900        open market        $19.00

                                      SIGNATURE


        After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

   Dated:  November 4, 1996            PUBLIC STORAGE, INC.


                                       By:  /s/ SARAH HASS
                                           -------------------------
                                           Sarah Hass
                                           Vice President